UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 22, 2025

VOYAGER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42211	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

131 Concord Street

Brooklyn, NY 11201

(Address of principal executive offices)

(347) 720-2907

(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one half of one redeemable warrant	VACHU	The Nasdaq Global Market
Class A ordinary shares, par value $0.0001 per share	VACH	The Nasdaq Global Market
Warrants, each whole warrant entitling the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, exercisable 30 days after the completion of our initial business combination and will expire five years after the completion of our initial business combination or earlier upon redemption or our liquidation	VACHW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary and description of the Business Combination Agreement is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. Shareholders of SPAC (as defined below) and other interested parties are urged to read the Business Combination Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

On April 22, 2025, Voyager Acquisition Corp., a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), with Veraxa Biotech AG, a company duly organized, validly existing, and in good standing under the laws of Switzerland (the “Company”) and Oliver Baumann, an individual, solely in his capacity as representative for the Company Shareholders. Pursuant to the terms of the Business Combination Agreement, Voyager Acquisition Sponsor Holdco LLC, a Delaware limited liability company (“Sponsor”), will form a public limited company organized under the Laws of Switzerland (“PubCo”), and PubCo will form an exempted company limited by shares incorporated under the laws of the Cayman Islands, to be a direct wholly owned subsidiary of PubCo (“Merger Sub” and, together with PubCo each, individually, an “Acquisition Entity”). Following the formation of each Acquisition Entity, each such Acquisition Entity shall enter into a joinder to the Business Combination Agreement, in form and substance satisfactory to SPAC. The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of SPAC and the Company.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions: (i) SPAC will merge with and into Merger Sub, with Merger Sub as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of PubCo (the “Initial Merger”), (ii) as soon as practicable, but not less than twenty-four hours following the completion of the Initial Merger, the Company will merge with and into PubCo, with PubCo as the surviving entity in the merger (the “Acquisition Merger”). The Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”. The Business Combination is expected to close in the fourth quarter of 2025, following the receipt of the required approval by SPAC’s shareholders and the fulfillment of other customary closing conditions.

Business Combination and Earnout Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) each issued and outstanding ordinary share in the Company will be cancelled and exchanged for the fraction of a PubCo Class A ordinary share equal to the Exchange Ratio (as defined in the Business Combination Agreement); (ii) (x) each issued and outstanding SPAC Unit will be automatically detached and the holder will be deemed to hold one SPAC Class A ordinary share and one-half of a SPAC warrant and (y) each issued and outstanding SPAC Class A ordinary share and SPAC Class B ordinary share will be cancelled and exchanged for one PubCo Class A ordinary share; and (iii) each issued and outstanding whole SPAC warrant will be converted into a whole warrant to purchase one PubCo Class A ordinary share.

In addition to the consideration described above, the Company Shareholders shall have the right to receive an aggregate of up to 5,000,000 PubCo Class A Ordinary Shares (the “Earnout Shares”) during each of the three fiscal years after the Closing Date in accordance with Section 2.8 of the Business Combination Agreement and applicable Swiss Law. The Company Shareholders shall have the right to receive their respective portions of the Earnout Shares upon the occurrence of an Earnout Event.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. The parties have also agreed, among other things, (i) that prior to the date of the Business Combination Agreement, subject to receiving the necessary shareholder approval, PubCo will adopt a new incentive equity plan establishing an incentive equity pool equal to 10% of the PubCo ordinary shares and (ii) that on the Acquisition Closing, the board of directors of PubCo shall consist of a total of five directors, which shall include at least one director chosen by the Sponsor (as defined below).

Conditions to Each Party’s Obligations

The obligations of SPAC and the Company to consummate the Business Combination are subject to certain closing conditions, including but not limited to, (i) the Registration Statement (as defined below) has become effective; (ii) the approval of the SPAC and the Company shareholders of the transactions contemplated in the Business Combination Agreement and the other transaction proposals has been obtained; (iii) (a) PubCo’s listing application with Nasdaq is approved and (b) the PubCo Class A ordinary shares to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, subject to official notice of issuance; (iv) the accuracy of representations and warranties to various standards, from flat to material adverse effect; (v) material compliance with pre-closing covenants; (vi) the bring-down to closing of a representation that no material adverse effect has occurred (both for SPAC and the Company); (vii) the absence of a legal prohibition on consummating the transaction; (viii) compliance by Sponsor with certain provisions in the Sponsor Support Agreement (as defined below); (ix) compliance by the Company Shareholders with certain provisions in the Shareholder Support Agreement (as defined below) and (x) the delivery of customary certificates and ancillary agreements.

Termination

The Business Combination Agreement may be terminated under customary and limited circumstances prior to the Closing of the Business Combination, including, but not limited to: (i) by mutual written consent of SPAC and the Company, (ii) by SPAC if the representations and warranties of the Company are not true and correct at the standards specified in the Business Combination Agreement or if the Company fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by the Company if the representations and warranties of SPAC are not true and correct at the standards specified in the Business Combination Agreement or if SPAC fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) by either SPAC or the Company if the Business Combination is not consummated by the date that is 180 days after the Signing Date, (v) by either SPAC or the Company if there is a law in effect or a final, non-appealable order prohibiting the Business Combination, (vi) by either SPAC or the Company if the Acquisition Closing shall not have occurred on the 30th Business Day following the occurrence of the Initial Closing, (vii) by the Company if the shareholder approval of the transactions contemplated in the Business Combination Agreement and the other transaction proposals has not been obtained following SPAC’s shareholder meeting and (viii) by the Company if the SPAC breaches Section 9.3(c) of the Business Combination Agreement. In the event that the Business Combination Agreement is terminated by SPAC pursuant to Section 10.1(g) or Section 10.1(i) of the Business Combination Agreement, the Company shall pay to SPAC a termination fee of $12,500,000 within five (5) Business Days following such termination; provided, that to the extent the Business Combination Agreement is terminated and (i) it is concurrently or subsequently discovered by SPAC or Sponsor (as defined below) that the Company breached Section 6.3 of the Business Combination Agreement prior to any such termination or enters into any written agreement to participate in an alternative transaction, then in addition any termination fee payment owing to SPAC, the Company shall pay to SPAC the greater of (A) $12,500,000 and (B) 1% of the enterprise value of such alternate transaction.

Post-Closing Indemnification; Survival

As a material inducement to SPAC entering into the Business Combination Agreement, the Company Shareholders agree to indemnify and hold harmless the Indemnified Party, on a Pro Rata Basis, from and against all Losses incurred or sustained by the Indemnified Party as a result of or in connection with any breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of the Company contained in the Merger Agreement and/or any matters described in Section 11.1 of the Company Disclosure Letter, whether or not involving a Third-Party Claims.

Notwithstanding the foregoing, the indemnification provided for in Article XI of the Business Combination Agreement is subject to certain customary limitations, including a Deductible and an overall cap on indemnifiable Losses not to exceed the total number of Indemnity Escrow Shares.

The Indemnity Escrow Shares shall be held in escrow and released from time to time pursuant to the terms and conditions of the Escrow Agreement.

All representations, warranties and covenants contained in the Business Combination Agreement (including all schedules and exhibits thereto and all certificates, documents, instruments and undertakings furnished pursuant thereto) shall survive for a period of 12 months following the Closing; provided, that the Company Fundamental Representations shall survive indefinitely (the “Survival Period”). After the expiration of the Survival Period, the Indemnifying Party shall have no further liability for indemnification pursuant to Article XI of the Business Combination Agreement other than with respect to the claims already made pursuant to this Article XI or in the case of fraud.

The Indemnity Escrow Shares shall be released from escrow to the Company Shareholders, on a Pro Rata Basis, within five Business Days following expiration of the Survival Period.

The remedies provided in Article XI of the Business Combination Agreement shall be deemed the sole and exclusive remedies of the Indemnified Party, from and after the Acquisition Closing Date, with respect to any and all claims arising out of or related to the Business Combination Agreement or in connection with the transactions contemplated thereby, other than in respect of fraud.

The Business Combination Agreement contains representations, warranties, covenants and other agreements that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been filed with this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about SPAC, the Company or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in SPAC’s public disclosures.

Voting, Support and Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, SPAC, on the one hand, and the Company and certain of the shareholders of the Company, on the other hand entered into a customary support agreement and voting, support and lock-up agreements, respectively (collectively, the “Company Voting, Support and Lock-Up Agreements”), pursuant to which (i) Sponsor has agreed to, among other things: (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of SPAC called to seek approval of the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (b) to vote in favor of the transactions contemplated by the Business Combination Agreement and other transaction proposals, and (c) to vote against any proposals that would materially impede the transactions contemplated by the Business Combination Agreement or any other transaction proposal and (ii) certain shareholders of the Company have agreed, among other things: (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of the Company called to seek approval of the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (b) to vote in favor of the transactions contemplated by the Business Combination Agreement and other transaction proposals, (c) to vote against any proposals that would materially impede the transactions contemplated by the Business Combination Agreement or any other transaction proposal, and (d) to not sell or transfer any of their shares, and (e) for the period after the completion of the Acquisition Merger specified therein, not to transfer certain PubCo ordinary shares held by such Company shareholders, if any, subject to certain exceptions.

The foregoing description of the Company Voting, Support and Lock-Up Agreements is subject to and qualified in its entirety by reference to the full text of the Company Voting, Support and Lock-Up Agreements, copies of which are attached as Exhibit 10.1 and Exhibit 10.2 hereto, respectively.

Item 7.01 Regulation FD Disclosure.

On April 23, 2025, the Company and SPAC issued a press release (the “Press Release”) announcing the transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation dated April 22, 2025, for use by the Company and SPAC in meetings with certain of its shareholders as well as other persons with respect to the Business Combination, as described in this Current Report on Form 8-K. The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SPAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Forward-Looking Statements

This Current Report on Form 8-K, including the description of the transactions, agreements, and other information contained herein and the exhibits hereto (collectively, this “Communication”) includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed Business Combination, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this Communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed Business Combination, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of SPAC and the Company, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this Communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the Business Combination and the other transactions in connection therewith, including as a result of any regulatory approvals that are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of SPAC or the Company is not obtained; the risk that the business combination disrupts current plans and operations of SPAC or the Company as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of PubCo’s securities on Nasdaq following the Business Combination; failure to realize the anticipated benefits of the Business Combination; risk relating to the uncertainty of the projected financial information with respect to the Company; the amount of redemption requests made by SPAC’s shareholders and the amount of funds available in the SPAC trust account; the overall level of demand for the Company’s services; general economic conditions and other factors affecting the Company’s business; the Company’s ability to implement its business strategy; the Company’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on the Company’s business, the Company’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; the Company’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, the Company’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on the Company’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s Registration Statement (as defined below), the proxy statement/consent solicitation statement/prospectus discussed below and other documents filed by PubCo or SPAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither SPAC nor the Company presently know, or that SPAC or the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect SPAC’s and the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or SPAC’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. SPAC and the Company anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, SPAC and the Company may elect to update these forward-looking statements at some point in the future, PubCo, SPAC and the Company specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company nor SPAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing SPAC’s or the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company and SPAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, SPAC or any other entity.

Important Information About the Proposed Transactions and Where to Find It

This Communication relates to a proposed Business Combination between the Company and SPAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Business Combination will be submitted to the shareholders of the Company and SPAC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to SPAC’s shareholders in connection with SPAC’s solicitation for proxies for the vote by SPAC’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the Company’s shareholders in connection with the completion of the prosed Business Combination. SPAC and PubCo also will file other documents regarding the proposed Business Combination with the SEC.

After the Registration Statement has been filed and declared effective, SPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. This Communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that SPAC will send to its shareholders in connection with the Business Combination. SPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with SPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about SPAC, PubCo, the Company and the proposed Business Combination. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by SPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to SPAC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

SPAC, PubCo and the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from SPAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SPAC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about SPAC’s directors and executive officers in SPAC’s final prospectus filed with the SEC on August 12, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

The following exhibits are being filed herewith:

(d) Exhibits

Exhibit Number	Description
2.1	Business Combination Agreement, dated as of April 22, 2025, by and among Voyager Acquisition Corp. and Veraxa Biotech AG.
10.1	Voting, Support and Lock-Up Agreement, dated as of April 22, 2025, by and among Voyager Acquisition Corp., Veraxa Biotech AG and the other parties named therein.
10.2	Sponsor Support Agreement, dated as of April 22, 2025, by and among Voyager Acquisition Corp., Voyager Acquisition Sponsor Holdco, LLC and Veraxa Biotech AG.
99.1	Press Release, dated April 23, 2025.
99.2	Investor Presentation, dated April 22, 2025.
99.3	Investor Webcast Transcript.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 23, 2025

VOYAGER ACQUISITION CORP.

By:	/s/ Adeel Rouf
Name:	Adeel Rouf
Title:	President and Chief Executive Officer